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Ampere

"Delivering the biggest innovation to eyewear in 50 years" - Entrepreneur.com

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? **Support**




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We were one of the fastest growing D2C consumer tech brands in 2022 and our next frontier is retail.
+647%
Ampere.Shop
shopify
+781%
INDIEGOGO
KICKSTARTER
+96%
amazon
+456%
BEST BUY

DUSK RX
THE MOST ADVANCED

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Play







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The Focus Raise
Ampere Series A
100,000+
Customers in 100+ Countries
680%
'22 Gross Revenue Growth
$4M
'22 Gross Revenue
Covered by the Biggest Tech Publications
Wirecutter
THE VERGE
Entrepreneur
Forbes
GQ
Award-winning Products

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+647%
Ampere.Shop
shopify
+781%
INDIEGOGO
+96%
amazon
+456%
BEST BUY

DUSK RX
THE MOST ADVANCED GLASSES EVER
WITH INSTANT ELECTRONIC TINT CONTROL
CES

SPECIAL TERMS: $300,000 LEFT

$413,926

Total reserved

201

Reservations

Reserve your spot now to ensure you can invest when Ampere starts the offering.

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Highlights

$5M+ raised
Company has previously raised over $5M in capital

Notable angel backing
Company is backed by a notable angel investor

Venture-backed
Company is backed by a venture capital firm

World's first glasses w instant electronic tint control + NEW: Sport & Rx

Revolutionary Tech: 96 Patents & Trademarks; 1800x faster > competition

Explosive Growth: +680% gross revenue +314% Dusk wholesale +500% airports

Proven Demand: $10M+ gross LTD, 100,000+ Customers + the largest retailers

Massive Upside: $323B Market; Projecting to grow 30x and hit $120M by 2026

Founder's track record: $70M Raised; Featured on CBS' Innovation Nation x2

$4M raised LTD including notable med-tech angel & institutional investors

As seen in

    

    

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A $323B opportunity



The **$323B global eyewear industry is built on outdated tech** and the existing options on the market:

a) fixed lenses not suitable for all light conditions or

b) photochromic Transition lenses are slow and unfashionable

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We created Dusk, the world's first light and touch responsive smart glasses with instant electronic tint control, to address this gap.

We have positioned **Ampere as a market leader in this new and exciting technology** that we believe will **revolutionize the massive eyewear market.**

Product

Introducing Dusk - The future of eyewear



Dusk are the world's first pair of app-enabled, electronic tint-adjustable glasses. That means **you control the tint** — exactly the tint level you want, whenever you want it.



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Dusk can change tint instantly at the press of a button or automatically using our patent-pending InstaOptic™ technology. They're uniquely dynamic, the way glasses should be. Users can personalize their Dusk experience through the Ampere app and unlock additional smart features like HuddleMode™.

Patent-pending InstaOptic™ technology



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Dusk











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**7 Days of
Paired Tint Control**

**Lightweight,
Durable Design**

**Integrated
Microphone**

IPX4 Waterproof

Dusk Sport

**Ambient
Light Sensor**

**Polarized
Lenses**

**App Enabled
Tint Adjustment**

**High Wrap
Design**

Durable

Lightweight

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IPX5 Waterproof

Premium Audio
Experience

4 Hours
Playtime

Dusk Rx



Wider Tint
Range

Ambient
Light Sensor

Lens Coating
Add-ons

Bluetooth/App
Connectivity

Charging
Arm-tips

IPX5

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Next generation

The future of eyewear



We're creating **smart glasses that don't just change the way you see, but adapt to how you live.** Whether it's instantly adjusting to light conditions while driving or enhancing visibility in sports, we're **pioneering a new era of wearable technology.**



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, into the next generations of Dusk.

Technology

State-of-the-art Japanese manufacturing



We are the **global leaders in electronically tint-adjustable glasses**. The manufacturing process of **Ampere's innovative liquid crystal film** begins in a **state-of-the-art facility in Japan**. Our unique substrates and processes result in a flexible liquid crystal film that can be integrated into almost any eyewear style or lens material.

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The proprietary flexible

Our revolutionary lenses set a new standard by **adjusting tint with 1% precision in just 0.1 seconds**. This innovation offers glasses with unparalleled clarity and versatility, capable of transitioning between light and dark instantly—**1800 times faster than Transitions lenses.**

Our patented tech is hard to copy

Ampere has a strong IP portfolio and a partnership with a world leader in liquid crystal technology

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Issued
Patents

Patents
Pending

Registered
Trademarks

Licensed
Patents

Dusk are one-of-a-kind glasses, offering both **automatic** tint adjustment using an ambient light sensor and **manual** control through buttons or a dedicated app.



Dusk lenses leverage **liquid crystal film.** The orientation of liquid crystal molecules can be modulated by varying the electric field, allowing for instantaneous, customizable tint adjustment.



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Traction

We were one of the fastest growing D2C consumer tech brands in 2022 and our next frontier is retail.
+647%
Ampere.Shop
shopify
+781%
INDIEGOGO
KICKSTARTER
+96%
amazon
+456%
BEST BUY

We started Ampere in 2019 with a simple goal — to make fun, functional tech products that you'll love using every day. Recognized with several prestigious awards, including four CES Innovation Awards in the last four years, and awards for both Dusk Sport and Dusk Rx, we have established ourselves as a leader in innovation in the eyewear industry. We also have a passionate global user base with over 100,000 users across 100+ countries. In 2022, we were one of the fastest-growing D2C consumer tech brands, with our revenue increasing by more than 679.89%.

Sold in the world's biggest retailers

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Dusk wholesale and retail sales were up 314% YoY in 2023. We are in serious discussions with three of the top ten biggest optical retailers in the world... Read more

Airport sales

2023 Dusk airport sales grew over 500% YoY. And that growth trajectory has continued into 2024 - January was our biggest month of all time in airports. With almost 150 million passengers flowing through Dusk airports already, we are getting Dusk in front of an enormous number of high-value potential customers. Now we are planning to rapidly expand to airports with over 1 billion total travelers per year.



Singapore Changi Airport



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AMPERE
BOXBOLLEN
ROBERT
DUSK
Dubai Duty Free

Recognition


One of the fastest-growing consumer electronics brands [Ampere] - is pioneering smart sunglasses, without sacrificing cool.
- Morning Brew


CES INNOVATION AWARDS 2024
CES INNOVATION AWARDS 2023
CES INNOVATION AWARDS 2023
CES INNOVATION AWARDS 2021
GEARJUNKIE BEST OF CES 2023
CES EDITORS' CHOICE 2020 REVIEWED
CES EDITORS' CHOICE 2023 REVIEWED
tom's guide BEST IN SHOW CES 2020
SPY SMART HOME AWARDS 2022
LOVE EYEWEAR AWARDS 2023
Best of CES iPhone Life 2024

Ampere has been recognized as a leader in innovation and design. We have been awarded a number of the most prestigious awards in tech and eyewear including four CES Innovation Awards in the last four years.

The internet loves Dusk

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hese are NOT Normal Sunglasses

Outside of sales, it continues to be amazing to see the world's strong interest in Dusk and the new smart eyewear category we are pioneering. This strong affinity is evidenced by **50 million+ organic social media views**, top-tier media accolades (**WIRED's Best Sunglasses**), the most prestigious awards in consumer tech & optical (**4 CES Innovation Awards in 4 years**) and consistent viral videos like @beebomco's **54-second video with 14M views & 1M likes.**


Optometrist Dr. Pheobe Lo
Recommends Dusk Rx
Patients want a pair of sunglasses that they can wear for any condition, instead of having to switch out.

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Perks



Ampere Investor Perks

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$350 minimum reservation

1 $495

- 15% Lifetime Discount
- Investor Swag Kit (worth $120)
- Early Access to Launches

LEVEL 2 Invest from $995

- 15% Lifetime Discount
- Investor Swag Kit (worth $140)
- Early Access to Launches
- Your Choice of Dusk Smart Glasses (worth $400)


Includes your choice of Dusk

LEVEL 3 Invest from $2,500

- **5% Bonus Shares**
- 15% Lifetime Discount
- Investor Swag Kit (worth $200)
- Early Access to Launches
- Your Choice of Dusk Smart Glasses (worth $400)


TOP CHOICE
Includes your choice of Dusk

LEVEL 4 Invest from $5,000

- **10% Bonus Shares**
- 15% Lifetime Discount
- Investor Swag Kit (worth $300)
- Early Access to Launches
- Your Choice of Dusk Smart Glasses (worth $400)


Includes your choice of Dusk

LEVEL 5 Invest from $10,000

- **15% Bonus Shares**
- 15% Lifetime Discount
- Investor Swag Kit (worth $500)
- Early Access to Launches
- Your Choice of Dusk Smart Glasses (worth $400)
- One-on-one call with Co-founders


Includes your choice of Dusk

LEVEL 6 Invest from $25,000

- **20% Bonus Shares**
- 15% Lifetime Discount
- Investor Swag Kit (worth $1,000)
- Early Access to Launches
- Your Choice of Dusk Smart Glasses (worth $400)
- One-on-one call with Co-founders
- Place an intern at Ampere


Includes your choice of Dusk

Reserve Ampere

$350 minimum reservation

• Place an intern at Ampere
• Give Creative Direction on Style of a New Dusk Rx Frame

LEVEL 8
Invest from
$100,000
• 30% Bonus Shares
• 15% Lifetime Discount
• Investor Swag Kit (worth $1,000)
• Early Access to Launches
• Your Choice of Dusk Smart Glasses (worth $400)
• One-on-one call with Co-founders
• Place an intern at Ampere
• Give Creative Direction on Style and Name of a New Dusk Rx Frame
Includes your choice of Dusk





Business model

Ampere started with a simple goal - to make fun, functional tech that you'll love using every day.

Our history
We believe we're on track to have launched an innovative million-dollar product every year we've been in business
2020
2021
• Dusk Launched
• Transitioned to 100%
2022
• Launched Ampere App
• Launched Horizon
2023
• Dusk Sport launched
• 2x CES Innovation Awards
2024
• Dusk Rx launching in summer 2024
• CES Innovation Award

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Ampere's proven the need for instant electronic tint-adjustable glasses and demonstrated our technology foothold in the eyewear market. We believe we've laid the groundwork for rapidly scaling across both D2C and retail channels. Our business model is designed to bring innovative products to market as efficiently as possible – we launched two completely game-changing new versions of Dusk, back-to-back CES Award Winners, addressing all key pieces of customer feedback. We have retail pilots planned with 3 of the top 10 biggest optical retailers in the world. And, we're advancing in talks with a number of strategic partners, one of which we expect will invest several million dollars and close our Series A round.

Problem

Regular Glasses
are not suitable for all conditions due to the fixed unit.

Smart Glasses
are big and bulky, and for most, the only "smart" feature is the audio.

Photochromic Glasses
are slow and unfashionable, and designed with outdated technology.

Time to Transition to Dusk



	Dusk	Regular Sunglasses	Transitions® Sunglasses	Smart Sunglasses
Adjustable Tint	✓	×	✓	×

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Works in Cars and Uneven Lighting	✓	X	X	X
App-Enabled	✓	X	X	✓

Vision and strategy



Our mission is leveraging on technology to empower the world to see beyond 20-20. Our strategy focuses on expanding our Dusk product line and developing new eyewear innovations. This includes InstaOptic™, our patent-pending technology for automatic tint adjustment. We aim to optimize our supply chain and retail distribution through strategic partnerships, enhancing accessibility and market reach. Future expansions, such as Dusk AR and specialty lines, will continue to push the boundaries of eyewear technology.

More ambitious applications are on the horizon



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Dusk AR

- AI integration
- Navigation
- Biometric data

Dusk Specialty

- Medical
- Tactical
- Construction

Product roadmap



Dusk & Dusk Lite
Our original frames in a classic wayfarer style

On Sale Now



Dusk Sport
Our high-performance sports sunglasses with premium sound

Summer 2024

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A line of prescription-ready glasses with app-enabled tint adjustment

Summer 2024

Dusk Goggles

High-performance ski goggles with app-enabled tint adjustment

Fall 2024



Dusk Indoor

Indoor lenses with app-enabled adjustable blue-light blocking technology

Fall 2024



Dusk AR

Dusk electronic tint-adjustable technology with an integrated waveguide + micro-LED display.

2025



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low visibility snow wear and indoor glasses equipped with blue light... Read more

Funding



$3,738,452.04 Raised

Top institutional and angel investors have already invested in Ampere including Pleasant Bay Capital Partners, Scobie Ward, Founder of WardFerry, Robert Lloyd George, founder Lloyd George Management, and Ron Zwanziger (who has three $1 billion+ exits).

Leadership



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Ampere CEO Reid Covington is a serial entrepreneur with over ten years of experience founding and scaling startups. He has started and grown six companies, as well as raised over $70 million via product crowdfunding campaigns since 2016. He is officially recognized as a Kickstarter expert and has appeared on CBS's Innovation Nation twice.

Ampere COO Chase Larson has ten years of experience in product design, strategy, and procurement. He helped to launch China's first free-standing outpatient surgical center alongside some of the top orthopedic surgeons in the United States (including the White House surgeon and Yao Ming's surgeon). He managed marketing operations and in-store displays for Jawbone, before designing and launching his first... Read more

Bonus perks ⓘ

If Ampere launches an offering and you complete an investment, you may receive perks.

76 reservations	**Reserve** $495	**Receive**
		15% Lifetime Discount
		Investor Swag Kit (worth $120)
		Early Access to Launches
		Limited (174 left of 250)

78 reservations	**Reserve** $995	**Receive**
		15% Lifetime Discount
		Investor Swag Kit (worth $140)
		Early Access to Launches
		Your Choice of Dusk Smart Glasses (worth $400)
		Sold out (0 left of 50)

You can still reserve $995 without the perk.

21 reservations	**Reserve** $2,500	**Receive** 5% Bonus Shares

Reserve Ampere

$350 minimum reservation

Your Choice of Dusk Smart Glasses (worth $400)

Limited (89 left of 110)

7 reservations	**Reserve $5,000**	**Receive** 10% Bonus Shares 15% Lifetime Discount Investor Swag Kit (worth $300) Early Access to Launches Your Choice of Dusk Smart Glasses (worth $400) Limited (203 left of 210)
3 reservations	**Reserve $10,000**	**Receive** 15% Bonus Shares 15% Lifetime Discount Investor Swag Kit (worth $500) Early Access to Launches Your Choice of Dusk Smart Glasses (worth $400) One-on-one call with Co-founders Limited (407 left of 410)
2 reservations	**Reserve $25,000**	**Receive** 20% Bonus Shares 15% Lifetime Discount Investor Swag Kit (worth $1,000) Early Access to Launches Your Choice of Dusk Smart Glasses (worth $400) One-on-one call with Co-founders Place an intern at Ampere Limited (908 left of 910)

Reserve Ampere

$350 minimum reservation

Investor Swag Kit (worth $1,000)

Early Access to Launches

Your Choice of Dusk Smart Glasses (worth $400)

One-on-one call with Co-founders

Place an intern at Ampere

Give Creative Direction on Style of a New Dusk Rx Frame

Reserve	**Receive**	
$100,000	30% Bonus Shares	
	15% Lifetime Discount	
	Investor Swag Kit (worth $1,000)	
	Early Access to Launches	
	Your Choice of Dusk Smart Glasses (worth $400)	
	One-on-one call with Co-founders	
	Place an intern at Ampere	
	Give Creative Direction on Style and Name of a New Dusk Rx Frame	

About Ampere

Legal Name	Ampere Technologies, Inc.
Founded	Mar 2023
Form	Delaware Corporation
Employees	25
Website	ampere.shop
Social Media	X ⧉ f ▶ ♪
Headquarters	8 The Green, Suite A, Dover, DE, United States 19901

Ampere Team

Everyone helping build Ampere, not limited to employees

Reid Covington
Founder

Chase Larson
Co-founder/COO

Fenghua Li
Technical Advisor

Norm Edwards
Product Designer

George Du
Manufacturing
Director

Grant Shi
Art Director

FAQ

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Do I have the same rights as if I had invested in the operating company itself?

Do I have the same rights as if I had invested in the operating company itself?

Yes. The intention is for the SPV to "function as a conduit" for you to invest in the operating business.

Which entity am I investing in?

Which entity am I investing in?

As an investor, you purchase securities in the SPV, which purchases securities in the operating company. This differs from an offering that doesn't use an SPV because, in that case, you generally buy securities of the operating company itself.

Are there special requirements for special purpose vehicles in crowdfunding offerings?

Are there special requirements for special purpose vehicles in crowdfunding offerings?

Yes. An SPV in the context of crowdfunding is referred to as a "Crowdfunding Vehicle" and must follow the specific rules set forth in the Investment Company Act of 1940 Rule 3a-9, which could be found here. For example, the SPV must: (1) be organized and operated for the sole purpose of directly acquiring, holding, and disposing of securities issued by a single crowdfunding issuer and raising capital in one or more offerings made in compliance with Reg CF; (2) not borrow money and uses the proceeds from the sale of its securities solely to purchase a single class of securities of a single crowdfunding issuer; (3) issue only one class of securities in one or more offerings under Reg. CF in which the crowdfunding vehicle and the crowdfunding issuer are deemed to be co-issuers under the Securities Act; (4) receive a written undertaking from the crowdfunding issuer to fund or reimburse the expenses associated with its formation, operation, or winding up, receives no other compensation, and any compensation paid to any person operating the vehicle is paid solely by the crowdfunding issuer; (5) maintains the same fiscal year-end as the crowdfunding issuer; (6) maintains a one-to-one relationship between the number, denomination, type and rights of crowdfunding issuer securities it owns and the number, denomination, type and rights of its securities outstanding; (7) seek instructions from the holders of its securities with regard to various matters including voting and material transactions, (8) receives, from the crowdfunding issuer, all disclosures and other information required under Reg. CF and the SPV promptly provides such disclosures and other information to the investors and potential investors in the SPVs securities and to Republic; and (9) provide investors the right to direct the SPV to assert the rights under State and Federal law that the investor would have if he or she had invested directly in the crowdfunding issuer and provides to investors any information that it receives from the crowdfunding issuer as a shareholder of record of the crowdfunding issuer.

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A special purpose vehicle ("SPV"), also known as a "Crowdfunding Vehicle" is an entity formed and operated for the sole purpose of directly acquiring, holding, and disposing of securities issued by a single crowdfunding issuer. The SPV is typically managed by the issuing company, and serves as a co-issuer to the offering. In a crowdfunding offering involving an SPV, investors are investing in the SPV, rather than investing into the company directly, and the SPV holds an interest in the underlying company.

What factors should I consider before investing in common stock?

What factors should I consider before investing in common stock?

Evaluate the company's financial health, growth potential, industry trends, and the overall economic climate. Consider your risk tolerance and investment goals.

Show all FAQ



Giving everyone access to early-stage startup investing



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For investors	For startups
Why invest	Why raise
How it works	Learn
FAQ	FAQ
Risks	Instruments
Privacy policy	Crowd SAFE
Accessibility	Tokenized assets
Cookie Preferences	
Form CRS	

Crypto	Company
For investors	About
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How it works	Events
Token DPA	Contact
Tokenization	We're hiring!

 Refer a startup, get $2,500

Invest in the app

 

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Made in SF/NYC

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EARLY ACCESS: Ampere Investment Round 2024

Created by: Reid Covington

Time

5:15pm - 7:15pm (Coordinated Universal Time)

Guests

✔ Ampere Technology
  Reid Covington

Date

Mon Apr 8, 2024

Where

Location: Ampere Early Access Investment Launch

Description

This is your requested EARLY ACCESS to Ampere's 2024 Republic investment round, which is launching soon.

 When: Monday April 8 at 1pm EST (1 hour before the public)

 RESERVE & FUND YOUR 2024 INVESTMENT HERE on Monday at 1pm EST

*Note: Investors that make up the first $300k will get a ~25% discount on the price of the rest of the round (reserve your investment as soon as the round goes live for the best chance at this price).

DETAILS:

After another year of strong growth Ampere finds itself at an exciting inflection point. Our innovative instant electronic tint-adjustable glasses are set for significant expansion in both D2C and retail sectors in 2024.

It's been amazing to see the level of support we've received from so many of you already. Thank you!

What you need to know with your investment:

 Existing investors receive an additional 5%+ in bonus shares.

 Investments over $995 get another free Dusk... and now you can choose from the original Dusk as well as Dusk Generation 2 (Dusk Rx) or Dusk Sport, each retailing at $400.

 For investments over $2495, choose any of the above Dusk models or any next gen Dusk models (valued up to $800), including Dusk Indoor, Dusk AR, Dusk Goggles, and more.

 Larger investments get more bonus shares.

 Just like last year, the earlier you invest, the better deal you can get: the first $300k of investors will receive a ~25% discount on the rest of the round's price (but hurry to fund your investment when the round goes live because over $350k is already reserved).

This is likely the last opportunity to invest in Ampere at (almost) the ground floor.

 RESERVE & FUND YOUR 2024 INVESTMENT NOW

Thanks for joining us as we empower the world to see beyond 20-20!

Reid, Chase and the Ampere team

Powered by InviteJet.com

My Notes



INVEST IN THE FUTURE OF EYEWEAR!

AMPERE

Launching

TOMORROW AT 1PM EST

on Republic



2 min (100 m) Mostly flat

In 2021, we launched Dusk, the world's first pair of app-enabled electronic tint adjustable glasses.

Dusk lenses transition from dark to light and light to dark in .1 seconds—1800x faster than Transitions lenses or anything else on the market. And, we're just getting started.

We're pushing the envelope to bring you
even more next-generation tech.

Now, you can join us on our journey and
share in our potential upside by investing in
Ampere on Republic.

Join us as we revolutionize eyewear by
leveraging technology to empower the
world to see beyond 20-20!

RESERVE NOW

GET ANY PAIR OF DUSK FREE

Get the world's smartest glasses with investments of $995 and up.
Choose between Dusk Classic, Dusk Sport and Dusk Gen. 2.

INVEST NOW







   

Need help? Email us at hello@amperetech.co. We love hearing from you.

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